Exhibit 99.1

NOTICE OF SPECIAL MEETING OF

HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

      NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders of Class A Subordinate Voting Shares (“Decoma Class A Subordinate Voting Shares”) of Decoma International Inc. (“Decoma” or the “Corporation”) will be held at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada on Monday, February 28, 2005, commencing at 10:00 a.m. (Toronto time), for the following purposes:

1.	in accordance with the interim order of the Ontario Superior Court of Justice dated January 24, 2005 (the “Interim Order”), to consider and, if determined advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Exhibit A to the accompanying Management Information Circular/ Proxy Statement (the “Circular”), approving an arrangement of Decoma (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”), the purpose of which is to effect the acquisition by Magna International Inc. (“Magna”) of all the outstanding Decoma Class A Subordinate Voting Shares not already owned, directly or indirectly, by Magna and to have Decoma ultimately amalgamate with Magna, all as more particularly described in the Circular; and

2.	to transact such further or other business or matters as may properly come before the Meeting or any adjournment or postponement thereof.

      Only holders of record of Decoma Class A Subordinate Voting Shares on January 25, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Decoma Class A Subordinate Voting Shares acquired after such date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing at least 10 days before the day of the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting; and (ii) a holder of Decoma Class A Subordinate Voting Shares issued by the Corporation after the record date in connection with the exercise of options to acquire Decoma Class A Subordinate Voting Shares, or conversion rights to acquire Decoma Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such holder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

      A registered holder of Decoma Class A Subordinate Voting Shares who is unable to attend the Meeting in person and who wishes to ensure that its shares will be voted at the Meeting is requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed, couriered or delivered so as to reach or be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 Attention: Proxy Department not later than 10:00 a.m. (Toronto time) on February 24, 2005, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any subsequent adjournment or postponement thereof at which the proxy is to be used.

      A substantial number of the Corporation’s shareholders do not hold their Decoma Class A Subordinate Voting Shares in their own names. Such Decoma Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. If Decoma Class A Subordinate Voting Shares are shown in an account statement provided to a shareholder

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by the intermediary, in almost all cases those Decoma Class A Subordinate Voting Shares will not be registered in the name of the shareholder in the records of the Corporation. Please note that only proxies deposited by registered shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered shareholders should read their intermediaries’ instructions to them regarding how to provide voting instructions.

      Pursuant to the Interim Order, a registered holder of Decoma Class A Subordinate Voting Shares may dissent in respect of the Arrangement Resolution by following the dissent procedures set out in the Circular. If the Arrangement is approved and completed, dissenting shareholders who comply strictly with the dissent procedures will be entitled to be paid the fair value of their Decoma Class A Subordinate Voting Shares. Failure to adhere strictly to the requirements and procedures set out in the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of any right to dissent.

DATED at Concord, Ontario on January 28, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

R. DAVID BENSON
Executive Vice-President, Secretary and General Counsel

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